QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.1

, 2005	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Crompton Corporation
199 Benson Road
Middlebury, Connecticut 06749

Re:
Merger of Copernicus Merger Corporation,
a wholly owned subsidiary of Crompton Corporation,
with and into Great Lakes Chemical Corporation

Ladies and Gentlemen:

        We have acted as special counsel to Crompton Corporation, a Delaware corporation ("Crompton"), in connection with the corporate proceedings taken and to be taken relating to the merger of Copernicus Merger Corporation, a Delaware corporation and wholly owned subsidiary of Crompton ("Merger Sub"), with and into Great Lakes Chemical Corporation, a Delaware corporation ("Great Lakes"), with Great Lakes being the surviving corporation (the "Merger"), pursuant to the terms of the Agreement and Plan of Merger, dated as of March 8, 2005 (the "Merger Agreement"), among Crompton, Merger Sub and Great Lakes. We have also participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (the "Registration Statement") relating to the registration of up to 140,111,063 shares (the "Crompton Shares") of Crompton common stock, par value $0.01 per share, and 140,111,063 rights (the "Crompton Rights") to purchase shares of Crompton's Series A Junior Participating Preferred Stock, par value $0.10 per share, that may be issued by Crompton pursuant to the terms of the Merger Agreement. Certain of the Crompton Shares and Crompton Rights (the "Option/RSU Shares" and "Option/RSU Rights", respectively) may be issued by Crompton upon the exercise of Adjusted Great Lakes Stock Options and Adjusted Great Lakes Restricted Share Units (in each case, as defined in the Merger Agreement) (the "Adjusted Options/RSUs"). We have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion.

        Based on the foregoing, it is our opinion that:

        1.     The Crompton Shares and the Crompton Rights have been duly and validly authorized by all necessary action on the part of Crompton.

        2.     The Crompton Shares and the Crompton Rights (other than the Option/RSU Shares and the Option/RSU Rights), when issued pursuant to the terms of the Merger Agreement, will be validly issued, fully paid and non-assessable by Crompton.

        3.     The Option/RSU Shares and the Options RSU/Rights, when issued upon the exercise of the applicable Adjusted Option/RSU in accordance with its terms and the terms of the applicable stock plan under which such Adjusted Option/RSU is granted, will be validly issued, fully paid and non-assessable by Crompton.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Additional Information—Legal Matters" therein.

Very truly yours,

QuickLinks

  Exhibit 5.1